Fact Sheet for Term Sheet No. 2449B Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated May 27, 2015

Notes Linked to the JPX-Nikkei Index 400 due June 15, 2016

Full upside and downside exposure, subject to an adjustment factor

General
The notes are designed for investors who seek a return at maturity linked to the performance of the JPX-Nikkei Index 400 (the “Underlying”), which is composed of 400 Japanese common stocks selected based on market capitalization, trading value, return on equity and other factors. The notes do not pay any coupons or dividends and investors should be willing to lose some or all of their investment if the level of the Underlying decreases or fails to increase sufficiently to offset the effect of the Adjustment Factor. Any payment on the notes is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:                              25152RF73

Issuer:                               Deutsche Bank AG, London Branch

Maturity/Tenor:                  Approximately 12 months and 2 weeks

Underlying                         JPX-Nikkei Index 400 (Bloomberg: JPNK400 <Index>)

Face Amount:                    $1,000

Payment at Maturity:         Your payment per $1,000 Face Amount of notes will be calculated as follows:

$1,000 x (1 + Underlying Return) x Adjustment Factor

Your investment will be fully exposed to any decline in the level of the Underlying. The Adjustment Factor will reduce your return regardless of whether the level of the Underlying increases or decreases over the term of the notes. You will lose some or all of your initial investment if the level of the Underlying as measured from the Initial Level to the Final Level decreases or fails to increase sufficiently to offset the effect of the Adjustment Factor. Any payment at maturity is subject to the credit of the Issuer.

Underlying Return:                                  Final Level – Initial Level

                                                                       Initial Level

Adjustment Factor:           0.9960

Initial Level:                      The closing level of the Underlying on the Trade Date

Final Level:                       The arithmetic average of the closing levels of the Underlying on each of the five Averaging Dates

Trade Date:                       May 29, 2015

Settlement Date:               June 3, 2015

Averaging Dates:              June 6, 2016, June 7, 2016, June 8, 2016, June 9, 2016 and June 10, 2016

Maturity Date:                   June 15, 2016

Fees and Commissions:   JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $7.50 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see “Supplemental Plan of Distribution” in the accompanying term sheet No. 2449B.

The Issuer’s estimated value of the notes on the Trade Date is approximately $966.60 to $986.60 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” in the accompanying term sheet No. 2449B for additional information.

By acquiring the notes, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures” in the accompanying term sheet No. 2449B for more information.

For more information regarding this offering, please refer to the term sheet No. 2449B on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010315004144/dp56478_fwp-ts2449b.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE NO BANK GUARANTEE * NOT A DEPOSIT NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Note Characteristics
• Full downside exposure if the level of the Underlying as measured from the Initial Level to the Final Level decreases or fails to increase sufficiently to offset the effect of the Adjustment Factor.

Risk Considerations

•      You will lose some or all of your investment in the notes if the Underlying Return is negative or if the level of the Underlying as measured from the Initial Level to the Final Level does not increase sufficiently to offset the effect of the Adjustment Factor

•      The inclusion of the Adjustment Factor reduces the Payment at Maturity regardless of whether the Final Level is greater than, equal to or less than the Initial Level

•       Unlike ordinary debt securities, the notes do not pay any coupons or dividends and do not guarantee any return on your initial investment at maturity.

•       Any payment on the notes is subject to the credit of the Issuer.

•       The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.

•       Additional risk factors can be found on the last four pages of this fact sheet.

Hypothetical Return at Maturity

Calculating the Payment at Maturity

For each $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflect the $1,000 Face Amount of notes and the Adjustment Factor of 0.9960. The actual Initial Level will be determined on the Trade Date.

Underlying Return (%)	Return on Notes (%)	Payment at Maturity ($)
100.00%	99.20%	$1,992.00
90.00%	89.24%	$1,892.40
80.00%	79.28%	$1,792.80
70.00%	69.32%	$1,693.20
60.00%	59.36%	$1,593.60
50.00%	49.40%	$1,494.00
40.00%	39.44%	$1,394.40
30.00%	29.48%	$1,294.80
20.00%	19.52%	$1,195.20
10.00%	9.56%	$1,095.60
0.40%	0.00%	$1,000.00
0.25%	-0.15%	$998.49
0.00%	-0.40%	$996.00
-10.00%	-10.36%	$896.40
-20.00%	-20.32%	$796.80
-30.00%	-30.28%	$697.20
-40.00%	-40.24%	$597.60
-50.00%	-50.20%	$498.00
-60.00%	-60.16%	$398.40
-70.00%	-70.12%	$298.80
-80.00%	-80.08%	$199.20
-90.00%	-90.04%	$99.60
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons or dividends and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative. In addition, the Adjustment Factor will reduce your return regardless of whether the level of the Underlying increases or decreases from the Initial Level to the Final Level. If the Final Level decreases or fails to increase sufficiently from the Initial Level to offset the effect of the Adjustment Factor, you will lose some or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your initial investment in the notes at maturity.

THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of Deutsche Bank AG will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “SAG”), which went into effect on January 1, 2015. SAG may result in the notes being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any payment on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling of the notes. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE STOCKS COMPOSING THE UNDERLYING — The return on your notes may not reflect the return you would have realized if you had directly invested in the stocks composing the Underlying.

IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the level of the Underlying. Changes in the level of the Underlying may not result in comparable changes in the value of your notes

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Underlying would have.

The UNDERLYING Reflects the Price Return of the Stocks Composing the UNDERLYING, Not a Total Return — The return on the notes is based on the performance of the Underlying, which reflects the changes in the market prices of the stocks composing the Underlying. It is not, however, linked to a “total return” version of the Underlying, which, in addition to reflecting those price returns, would also reflect all dividends and other distributions paid on the stocks composing the Underlying. The return on the notes will not include such a total return feature.

There ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Underlying includes component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the level of the Underlying and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

THE UNDERLYING RETURN WILL NOT BE ADJUSTED FOR CHANGES IN THE JAPANESE YEN RELATIVE TO THE U.S. DOLLAR — The Underlying is composed of stocks denominated in Japanese yen. Because the level of the Underlying is also calculated in Japanese yen (and not in U.S. dollars), the performance of the Underlying will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Japanese yen. Therefore, if the Japanese yen strengthens or weakens relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return on the notes.

THERE IS NO ASSURANCE THAT THE INVESTMENT VIEW IMPLICIT IN THE UNDERLYING WILL BE SUCCESSFUL — The component stocks of the Underlying will be selected from time to time in the manner described in “The JPX-Nikkei Index 400.”  The criteria used for selecting the component stocks may not result in stocks that outperform Japanese stocks generally, or the stocks that may be included in other indices that track Japanese securities markets. Although the stocks composing the Underlying may satisfy the quantitative and qualitative criteria of the Underlying at the time they are selected, there can be no assurance that they will continue to do so thereafter, which may reduce the level of the Underlying. There can be no assurance that the future performance of the Underlying will result in your receiving an amount greater than or equal to the Face Amount of notes.  The performance of the Underlying may be worse than the performance of the equity markets generally or the Japanese equity market in particular.

THE UNDERLYING HAS VERY LIMITED PERFORMANCE HISTORY — Calculation of the Underlying began on January 6, 2014. Therefore, the Underlying has very limited performance history and no actual investment which allowed a tracking of the performance of the Underlying was possible at any time prior to January 6, 2014. The index methodology of the Underlying was designed, constructed and tested using historic market data and based on knowledge of factors that may have affected its performance. The results shown before January 6, 2014 are hypothetical and do not reflect actual returns. Hypothetical or simulated performance results have inherent limitations. Unlike an actual performance, hypothetical results are achieved by means of a retroactive application of the back-tested index methodology designed with the benefit of hindsight.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying or stocks composing the Underlying over the term of the notes, as well as any amount payable on the notes, may bear little relation to the historical closing levels of the Underlying or stocks composing the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Underlying has increased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the level of the Underlying and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING OR THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying.

POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent will also be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2449B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement and prospectus addendum accompanying term sheet No. 2449B for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2449B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement, term sheet No. 2449B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.